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                                                                  EXHIBIT 8.1.3.

Morgan Beaumont, Inc. Expands Operations
Thursday September 2, 2004 4:26 pm ET

SARASOTA, Fla.--(BUSINESS WIRE)--Sept. 2, 2004--Morgan Beaumont, Inc., (OTCBB:MBEU - News) a premier developer of card technology and provider of Stored Value and Debit Card Solutions announced today that it has expanded its operations in the United States by opening a new sales and support office in Southern California as well as co-located its servers and technology at 1 Wilshire in Los Angeles.

"Our new presence in Southern California will operate our West Coast Operations, support sales initiatives, and offer redundancy in operations should a disaster such as a hurricane impact the operations of our Sarasota Florida office," commented Morgan Beaumont's CEO and Founder Cliff Wildes.

He added, "We have complete redundancy of all operations, software, database, and technology at our co-located facility as well as backup recovery in the event of a disaster and could switch the total operations of the company to California within hours."

Morgan's new Southern California presence in Temecula will also support new strategic relationships and service new technology opportunities and card sales initiatives. One example is The Urban Network relationship brought to Morgan Beaumont by Emmett Dunlap Jr. Enterprises, a prominent rep firm located in Southern California.

Commented Wildes, "The Urban Network is one of several technology and card opportunities Morgan Beaumont is preparing to launch in Q4 2004 and Q1 2005 as we build our network of national cash loading locations and sales locations for Debit and Stored Value Cards."

Emmett Dunlap Jr., CEO of Emmett Dunlap Jr. Enterprises said, "I am extremely excited to be working with Morgan Beaumont, I believe they are visionaries and will impact the financial and consumer communities."

Rod Braido, Vice President of Operations and Director, will manage the Western Operations. He has been with Morgan Beaumont for over three years, after serving as Vice President at Bell Micro (NASDAQ NM: BELM - News). He also founded Net Attach and sold it to VA Software (NADSAQ NM: LNUX).

"I have known and worked with Rod for over 15 years in the computer and technology industry, including as an executive at Microtech International Inc. before it was sold to SCM Microsystems (NASDAQ NM: SCMM - News)," said Wildes.

Morgan Beaumont, Inc. (OTCBB:MBEU - News) is a Technology Solutions Company located in Sarasota Florida. Morgan is one of the premier providers of Stored Value and Debit Card Solutions in the United States. The company has developed POS and PC based software that connects merchants with multiple Stored Value Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company also has a national network of Stored Value and Debit Card load stations located throughout the United States. To learn more about Morgan Beaumont, please visit www.morganbeaumont.com.

Emmett Dunlap Jr. Enterprises, Inc. was created in 2002, and works diligently within the African American communities creating projects such as the Magic Cash Card, funding projects, and assisting in supporting dreams of entrepreneurs in our community.

Forward-Looking Statements:

With the exception of historical information, this news release and accompanying information may include forward-looking statements that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated as a result of various risks. There are numerous factors that could contribute to such differences, therefore such projected events and anticipated results are not warranties or guaranties that such events will occur or that the Company will achieve such results. For more information about this corporation and risks involved in the investment of their publicly traded shares, please see the company's website(s), and/or documents filed with the SEC, which are easily accessible in the EDGAR database system.